                     U.S. SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

       Section 17(a) of the Public Utility Holding Company Act of 1935 or

               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer  subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

_______________________________________________________________________________

1.   Name and Address of Reporting Person*

Coltrane

Michael

Roy

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   (Last)                           (First)             (Middle)

1000 Progress Place

 NE

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                                    (Street)

Concord

NC

28025

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   (City)                           (State)              (Zip)

_______________________________________________________________________________

2.   Issuer Name and Ticker or Trading Symbol

CT Communications, Inc.

_______________________________________________________________________________

3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

_______________________________________________________________________________

4.   Statement for Month/Year

February 14, 2003

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5.   If Amendment, Date of Original (Month/Year)

_______________________________________________________________________________

6.   Relationship of Reporting Person to Issuer

     (Check all applicable)

[X]  Director                     [_]  10% Owner

[X]  Officer (give title below)   [_]  Other (specify below)

President, CEO, & Chairman of the Board

_______________________________________________________________________________

7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person

     [_]  Form filed by more than one Reporting Person

_______________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,

                             or Beneficially Owned

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


1.Title of Security	2. Transaction Date (mm/dd/yy)	2a. Deemed Execution Date, if any, (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5			5.Amount of Securites Beneficially Owned at End of Month (Instr. 3 and 4)	6.Ownership Form: Direct (D) or Indirect (I) (Instr.4)	7.Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
Common Stock	2/14/2003		S		2,143	D	8.50	292,944	D
Common Stock								15,124	I	By Spouse
Common Stock								189,145	I	As Trustee
Common Stock								3,070	I	By IRA
Common Stock								358,996	I	By Family Trust



*    If the Form is filed by more than one  Reporting  Person,  see  Instruction

     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)

                                                                          (Over)

(Form 4-07/99)

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

         (e.g., puts, calls, warrants, options, convertible securities)

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


1. Title of Deriv-ative Secur-ity (Instr. 3)	2. Conver-sion or Exer-cise Price of Deriv-ative Security	3. Trans-action Date (month/ day/ year)	3a. Deemed Execut-ion Date, if any (month/ day/ year)	4. Trans-action Code (Instr.8)		5.Num-ber of Deriv-ative Secur-ities Acquired (A)or Disposed of f(D)(Instr. 3, 4, and 5)		6.Date Exercise-able and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Deriv-ative Secur-ity (Instr. 5)	9. Number of Deriv-ative Secur-ities Bene-ficial Owned at End of Month (Instr. 4)	10. Owner-Ship Form of Deriv-ative Secur-ity Direct (D) or In-Direct (I) (Instr.4)	11. Nature of Indirect Beneficial Owner-ship (Instr.4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares
Comprehensive Stock Options	8.92								12/15/2005	Common Stock	34,000		34,000	D
Comprehensive Stock Options	8.92								03/01/2007	Common Stock	22,536		22,536	D
Omnibus Stock Compensation Options	16.92								02/28/2008	Common Stock	7,496		7,496	D
Omnibus Stock Compensation Options	20.00								02/22/2009	Common Stock	27,696		27,696	D
Omnibus Stock Compensation Options	29.13								02/18/2010	Common Stock	28,252		28,252	D
Omnibus Stock Compensation Options	17.13								02/16/2011	Common Stock	11,993		11,993	D
2001 Stock Compensation Options	15.55								02/15/2012	Common Stock	5,967		5,967	D
2001 Stock Compensation Options	8.50	02/14/2003		J		14,202			02/14/2013	Common Stock	14,202		14,202	D
Phantom Stock	1 for 1	02/14/2003		A		8,846		(1)		Common Stock	8,846	9.95	8,846	D



Explanation of Responses:  Transaction Code J – Granted as a part of an Employee Stock Compensation Plan.

  Transaction Code 1 – Shares of phantom stock are payable in cash, to extent vested, following termination of reporting person’s employment with CT Communications, Inc.

/s/Michael R Coltrane

02-17-03

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      **Signature of Reporting Person                             Date

**     Intentional misstatements or omissions of facts constitute Federal

       Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.

       If space provided is insufficient, see Instruction 6 for procedure.

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